Mail Stop 4561

July 17, 2008

William A. Roper, Jr.
President and Chief Executive Officer
Verisign, Inc.
487 E. Middlefield Road
Mountain View, CA 94043

   Re: **Verisign, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for Fiscal Quarter Ended March 31, 2008
      File No. 000-23593

Dear Mr. Roper:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

            Sincerely,

            Mark Kronforst
            Accounting Branch Chief